Direct Number: (404) 581-8255
lastater@jonesday.com
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September 10, 2007

Cheryl L. Grant, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sprint Nextel Corporation (File No. 1-04721)
Schedule 14A filed April 9, 2007

Dear Ms. Grant:

     On behalf of Sprint Nextel Corporation, we are requesting an extension to respond to the Division of Corporation Finance’s letter dated August 21, 2007 regarding the above-referenced filing. Sprint Nextel has been considering the issues raised in your comment letter and working to respond. However, due to schedules and availability of personnel whose input and/or review is needed, Sprint Nextel believes that it will require additional time to respond. As we discussed, Sprint Nextel believes it will be able to respond around the end of October. Thank you for your consideration.

Sincerely,

/s/ Lisa A. Stater

Lisa A. Stater

cc: Leonard J. Kennedy, General Counsel